UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Timberland Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

887098

(CUSIP Number)

Jeffery D. Gow

11624 S.E. 5th Street, Suite 200

Bellevue, WA  98005

(425) 586-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 887098

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Crescent Capital VI, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 209,184 *

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 209,184

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 209,184 *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.6%**

14.	Type of Reporting Person (See Instructions) OO

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 209,184 shares of the Issuer’s Common Stock, Steve Wasson, a member of Crescent, individually owns 800 shares of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 3,757,676 shares of Common Stock outstanding as of September 30, 2006, as reported by the Issuer in its Form 8-K, filed with the Securities and Exchange Commission on November 8, 2006.

2

CUSIP No. 887098

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffery D. Gow

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 209,184 *

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 209,184

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 209,184 *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.6%**

14.	Type of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 209,184 shares of the Issuer’s Common Stock, Steve Wasson, a member of Crescent, individually owns 800 shares of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 3,757,676 shares of Common Stock outstanding as of September 30, 2006, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission on November 8, 2006.

3

CUSIP No. 887098

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steve Wasson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 800*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 800*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 800*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%**

14.	Type of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 209,184 shares of the Issuer’s Common Stock, Steve Wasson, a member of Crescent, individually owns 800 shares of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 3,757,676 shares of Common Stock outstanding as of September 30, 2006, as reported by the Issuer in its Form 8-K, filed with the Securities and Exchange Commission on November 8, 2006.

4

Explanatory Note

This Schedule 13D, including Amendments No. 1 and No. 2, (“Schedule 13D”) relates to shares of Common Stock, par value $0.01 per share (“Common Stock”), of Timberland Bancorp, Inc., a Washington corporation (the “Issuer”).  This statement is being filed by Crescent Capital VI, L.L.C., a limited liability company organized under the laws of the State of Washington (“Crescent”), Jeffery D. Gow, an individual (“Gow”), and Steve Wasson, an individual (“Wasson”).  Crescent, Gow, and Wasson are hereinafter sometimes referred to together as the “Reporting Persons”.

Item 4.    Purpose of Transaction

The Reporting Persons have acquired the shares of the Issuer reported herein in order to profit from appreciation of the Common Stock.  On July 28, 2006, Mr. Wasson met with Michael R. Sand, the Issuer’s Chief Executive Officer, and Dean Brydon, the Issuer’s Chief Financial Officer.  At the meeting, Mr. Wasson disclosed that Mr. Gow and Mr. Wasson controlled shares totaling 5.5% of the Issuer.  The meeting was a wide ranging discussion of the Issuer’s business, growth prospects, and strategic alternatives.  As the meeting was breaking up, Mr. Wasson made Mr. Sand aware of Mr. Gow’s and his interest in Crescent Capital in response to Mr. Sand’s comments on the sale of First Bank NW Corp., a topic that had been raised by Mr. Sand earlier in the meeting.  Later, Mr. Wasson telephoned Mr. Sand to reiterate this information to be sure there was no misunderstanding.

On September 15, 2006, Mr. Gow and Mr. Wasson met with Mr. Sand and Mr. Brydon.  At the meeting, the Issuer discussed in more detail its business strategies, and the Reporting Persons shared in general terms their ideas on business strategies that would increase shareholder value.

On September 29, 2006, Mr. Sand sent to Mr. Gow a letter noting that the board of directors had at its recent meeting discussed Crescent Capital’s ideas, as well as the benefits from pursuing its current business plan.  Mr. Sand reported that the board had determined to continue to follow its existing policies and activities.  His letter noted that the bank would “welcome any assistance you can render in introducing potential clients to our lending and deposit personnel.”

On October 6, 2006, Mr. Gow responded to Mr. Sand by letter, a copy of which is attached as Exhibit 99.5.  Mr. Gow explained that Timberland Bank has a solid platform on which to expand its customer base in the Pacific Northwest.  Through collaboration with Crescent Capital, the Issuer could use Crescent’s extensive business contacts and expertise for the expansion, thereby significantly improving shareholder value.  Mr. Gow accepted Mr. Sand’s suggestion that Crescent assist the Issuer by introducing potential clients to its staff.   He noted that Crescent would want to know that any business referred to the Issuer would receive the attention and customer service that ensured a positive experience and a mutually beneficial relationship.

Mr. Gow requested that, since personal, one-on-one working relationships best develop the trust and rapport needed for collaboration, the Issuer appoint Steven Wasson of Crescent Capital as a director of the Issuer’s board of directors.  He noted that Mr. Wasson has exceptional qualifications and that board members will appreciate his tactfulness, communication skills and business savvy.  He offered to provide references to the board.

Mr. Gow noted that Crescent Capital is focused on building shareholder value and improving the Issuer’s overall financial results.  Crescent’s principals bring to the Issuer a unique combination of perspectives:  extensive bank management experience and extensive experience as a significant consumer of commercial banking services.  Mr. Gow strongly believes that all shareholders will benefit from Crescent’s involvement, and that Crescent’s commitment to the Issuer is evident by its investment in 5.5% of the Issuer’s shares.

On November 21, 2006, in response to a letter from Mr. Sand dated November 13, 2006, Mr. Gow sent a letter to Clarence E. Hamre, Chairman of the board of directors of the Issuer, a copy of which is attached as Exhibit 99.6.  In the letter, Mr. Gow renewed Crescent’s request of October 6 that Mr. Wasson be appointed to the Issuer’s board of directors and suggested a meeting with Mr. Wasson, Mr. Hamre and other available directors.

Also, on November 21, 2006, Mr. Wasson responded to Mr. Sand’s letter of November 13.  A copy of Mr. Wasson’s letter is attached as Exhibit 99.7.  Mr. Wasson’s letter explained Crescent’s view that having a representative on the board of directors was important for Crescent to share with the Issuer its extensive business contacts and expertise in developing new clients for the Issuer.  Mr. Wasson’s letter also requested, as a means of preserving Crescent’s rights at the upcoming annual meeting of shareholders, an opportunity to inspect and copy the Issuer’s shareholder list.   Crescent’s reason for the request is to communicate with other shareholders of the Issuer, and could include solicitation of support and/or proxies in connection with the Issuer’s annual meeting of shareholders.

The Reporting Persons intend to closely monitor developments at the Issuer and may communicate with members of management and the board of directors of the Issuer on matters that the Reporting Persons deem relevant to their investment in the Issuer.  Depending upon market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may purchase additional securities of the Issuer in the open market or in private transactions, or may dispose of all or a portion of the securities of the Issuer that the Reporting Persons own or hereafter may acquire.  In addition, based on the Reporting Persons’ continuing evaluation of the Issuer as well as market conditions and other factors that the Reporting Persons deem relevant to their investment, the Reporting Persons reserve the right to take any actions which could relate to, or result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a)  The calculations included herein are based on a total of 3,757,676  shares of Common Stock outstanding as of September 30, 2006, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission on November 8, 2006.  As of the close of business on November 27, 2006, Crescent beneficially owns 209,184 shares of Common Stock, which represent approximately 5.6% of the outstanding Common Stock.  Mr. Gow does not own any shares of Common Stock directly.  As the managing member of Crescent, Mr. Gow may be deemed, by the provisions of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended, to be the beneficial owner of the 209,184 shares of Common Stock owned by Crescent.  Mr. Wasson owns 800 shares of Common Stock, which represents less than 1% of the outstanding Common Stock.

(b)  Crescent has sole voting power and power of disposition over the 209,184 shares of Common Stock that it beneficially owns.  As the managing member of Crescent, Mr. Gow has the authority to exercise such voting power and power of disposition on behalf of Crescent.  Mr. Wasson has sole voting power and power of disposition over the 800 shares of Common stock that he owns.

(c)  During the last 60 days, Crescent made the following open market purchases for cash:

Date	Number of shares	Price per share

October 6	250	$35.17
October 6	100	$35.05
October 9	300	$35.17
October 9	200	$35.15
October 31	150	$35.18

(d)  None.

(e)  Not applicable.

Item 7.      Material to Be Filed as Exhibits

Exhibit No.	Description
99.1

Name, business address and present principal occupation of each executive officer or person controlling Crescent Capital VI, L.L.C. (incorporated herein by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 1, 2006)

99.2

Form of Salomon Smith Barney Client Agreement (incorporated herein by reference to Exhibit 2 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on January 22, 2004)

99.3

Dates and prices of purchases of Common Stock (incorporated herein by reference to Exhibit 99.3 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on August 3, 2006)

99.4

Joint Filing Agreement dated July 31, 2006 (incorporated herein by reference to Exhibit 99.4 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on August 3, 2006)

99.5

Letter to Michael R. Sand, CEO, of the Issuer, from Jeffrey D. Gow, Managing Director of Crescent Capital VI, L.L.C., dated October 6, 2006 (incorporated herein by reference to Exhibit 99.5 to the Reporting Persons’ Amendment No. 1 to Schedule 13D, filed with the Securities and Exchange Commission on October 13, 2006)

99.6	Letter to Clarence E. Hamre, Chairman of the Board of Directors of the Issuer, from Jeffrey D. Gow, Managing Director of Crescent Capital VI, L.L.C., dated November 21, 2006

99.7	Letter to Michael R. Sand, CEO, of the Issuer, from Steven Wasson, Member of Crescent Capital VI, L.L.C., dated November 21, 2006

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2006

Crescent Capital VI, L.L.C.

By:	/s/ Jeffery D. Gow
Name: Jeffery D. Gow
Title: Managing Member

/s/ Jeffery D. Gow
Jeffery D. Gow

/s/ Steve Wasson
Steve Wasson